Exhibit 99.2

Summary Report on the Natuzzi 2022-2026 Stock Option Plan

Capitalized terms not otherwise defined have the same meaning as in the “Natuzzi 2022-2026 Stock Option Plan” (the “Plan”).

1.	Purpose and Eligibility

The Company intends to adopt the Plan to: (i) enhance the Company’s ability to attract, retain and motivate persons who are expected to contribute to the Company and its subsidiaries’ success, and (ii) align the interests of the Company’s shareholders with those of the Participants.

The Plan provides for the grant of options to purchase the Company’s Ordinary Shares (the “Options”) to all key Employees and Directors of the Company and its subsidiaries during the 2022-2026 period. These would vest and become exercisable subject to the continuation of the relevant working relationship and/or the achievement of performance targets as determined by the Board, which is also entitled under the Plan to determine that the Options would vest and become exercisable only subject to the continuation of the relevant working relationship.

2.	Administration and Delegation

The Plan is administered by the Board. The Board may delegate some or all of its powers under the Plan to a Committee or to any Director of the Company.

The Administrator has the authority to, inter alia, (i) administer the Plan, (ii) select the Employees and Directors to whom Awards may from time to time be granted, (iii) determine the number of Shares to be covered by each Award, and (iv) determine the terms and conditions of any Award granted, including the exercise price and the vesting period.

3.	Stock Available for Awards

Subject to certain adjustments, the maximum number of Shares available for grant under the Plan is 5,485,304 Shares.

4.	Stock Options

Options granted under the Plan will be exercisable at the terms and conditions set forth in the Award Agreement to be entered into with each Participant in compliance with the terms of the Plan.

Each Option may be exercisable in whole or in part, provided that an Option may not be exercised for a fraction of a Share and the Administrator may require that an Option be exercised as to a minimum number of Shares or a minimum aggregate exercise price.

An Option will be deemed exercised when written notice of such exercise will be received by the Company in accordance with the terms of the Award Agreement and the Company has received full payment of the exercise price for the Shares with respect to which the Option is exercised.

Until the issuance of the Shares, the Optionees enjoy no right to vote or receive dividends or any other rights as a shareholder with respect to the Shares underlying an Option.

5.	Termination of Continuous Service Status

The Administrator establishes and sets forth in the applicable Award Agreement the terms and conditions upon which an Option remains exercisable, if at all, following termination of an Optionee’s Continuous Service Status, provided that, unless provided otherwise in an Award Agreement (i) if the Optionee does not exercise the Option to the extent so entitled within the applicable term, the Option terminates and the Shares underlying the unexercised portion of the Option revert to the Plan, and (ii) in the event of termination of an Optionee’s Continuous Service Status for Cause, any outstanding Option (including any vested portion thereof) held by such Optionee immediately terminates in its entirety.

6.	Non-Transferability of Awards

Unless otherwise agreed upon by the Administrator, Awards may not be sold, pledged, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

7.	Adjustments Upon Certain Corporate Transactions

A Participant’s participation in the Plan may be affected, and the related terms may be amended, as determined by the Administrator, in the event of certain transactions affecting the Company’s outstanding capital, the Company’s dissolution or liquidation, or Corporate Transactions. No adjustment will be made to the number or price of shares subject to, or the terms related to, a Participant’s award by reason of the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class. The consequences of a Change in Control, or of a voluntary Delisting, if any, with respect to an Award will be set forth in the applicable Award Agreement, provided that the Board may also determine whether any amendments to the Plan are required as a result of the Change in Control or voluntary Delisting. In the event of an involuntary Delisting, all outstanding Options will be canceled and the Plan will be terminated.

8.	Taxes

As a condition of the grant, vesting and exercise or settlement of an Award, the Participant is required to make such arrangements as the Administrator may require for the satisfaction of any Tax Withholding Obligations that may arise in connection with such Award. The Company is not required to issue any Shares under the Plan until such obligations are satisfied.

9.	Recoupment

The Company will be entitled, to the extent permitted or required by Applicable Law, or any applicable policy or regulation, to recoup compensation of whatever kind paid by the Company to a Participant under the Plan.

10.	Conditions Upon Issuance of Shares; Securities Matters

The Company is not obligated to issue or deliver any Shares under the Plan unless such issuance or delivery would comply with the Applicable Laws, including securities regulations. The Administrator may require, as a condition to the issuance of Shares pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations, and that any related certificates representing such Shares bear such legends, as the Administrator, in its sole discretion, deems necessary or desirable.

11.	Governing Law and Jurisdiction

The Plan and the Participant’s rights under the Plan are governed by the laws of Italy. Any disputes arising out of, or in connection with, the Plan are subject to the sole and exclusive jurisdiction of the courts of Bari, Italy, to the extent permitted by Applicable Laws.

12.	Term of the Plan

The Plan will expire on December 31, 2026. No Award will be granted pursuant to the Plan after such termination date, but Awards theretofore granted may extend beyond that date.

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Attachment: Natuzzi 2022-2026 Stock Option Plan.

Attachment

NATUZZI S.p.A.

2022–2026 STOCK OPTION PLAN

THE NATUZZI 2022-2026 STOCK OPTION PLAN

1.

Purpose. The purpose of this Natuzzi 2022-2026 Stock Option Plan is to advance the interests of the Company and its stockholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make contributions to the Company and its subsidiaries and by providing those persons with incentives that are intended to align their interests with those of the Company’s stockholders.

2.	Definitions.

(a)

“Acquiror” means any one person, or more than one such person acting as a group, in each case, other than (i) the Company, (ii) any Subsidiary or Affiliate, (iii) any employee benefit plan sponsored by the Company or by any Affiliate, (iv) an entity of which at least a majority of its Voting Power is owned directly or indirectly by the Company, (v) an entity owned directly or indirectly by the holders of capital stock of the Company in substantially the same proportions as their ownership of Ordinary Shares or (vi) an entity owned directly or indirectly by the holders of at least a majority of the Voting Power of the Company outstanding immediately prior to the relevant transaction who continue to hold (either by their shares remaining outstanding in the continuing entity or by their shares being converted into securities of the surviving entity or its parent entity) a majority of the total Voting Power of the Company (or the surviving entity or its parent entity) outstanding immediately after such transaction.

(b)	“Administrator” means the Board, the Committee or the member of the Board appointed from time to time by the Board to administer the Plan in accordance with Section 4 hereof.

(c)	“ADSs” means the American Depositary Shares of the Company, each currently representing five Shares.

(d)	“Affiliate” means an entity which directly or indirectly is under the “control” of the Company or “controls” the Company as determined pursuant to the relevant Applicable Laws.

(e)

“Applicable Laws” means all applicable laws, rules, regulations and requirements, including, but not limited to, any Stock Exchange listing conditions, rules or regulations and the applicable laws, rules or regulations of any other country or jurisdiction where Awards are granted under the Plan or Participants reside or provide services, as such laws, rules and regulations shall be in effect from time to time.

(f)	“Awards” means Options granted under and pursuant to the terms of the Plan.

(g)

“Award Agreement” means a written document (which may be in electronic form), the form(s) of which shall be approved from time to time by the Administrator, reflecting the terms of an Award granted under the Plan including any documents attached to or incorporated into such Award Agreement.

(h)	“Board” means the Board of Directors of the Company.

(i)

“Cashless Transaction” means a transaction pursuant to a program approved by the Administrator in which payment of the Option exercise price and/or Tax Withholding Obligations applicable to an Award may be satisfied, in whole or in part, with Shares subject to the Award, including by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Administrator) to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price and, if applicable, the amount necessary to satisfy the applicable Tax Withholding Obligations.

(j)

“Cause” means: unless the applicable Award Agreement provides otherwise, (i) the commission of, or plea of guilty or no contest to, a felony or other crime involving dishonesty, moral turpitude or the commission of any other act involving willful malfeasance or breach of fiduciary duty with respect to the Company or an Affiliate; (ii) any acts, omissions or statements that are, or are reasonably likely to be, detrimental or damaging to the reputation, operations, prospects or business relations of the Company or an Affiliate; (iii) gross negligence or willful misconduct with respect to the Company or an Affiliate, or willful or repeated failure or refusal to substantially perform assigned duties; (iv) violation of any applicable state or federal securities laws; (v) material violation of the Company’s written policies or codes of conduct, including written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct; (vi) any act of fraud, embezzlement or material misappropriation against the Company or an Affiliate; (vii) any material breach of a written agreement with the Company or an Affiliate, including, without limitation, a breach of any employment, consulting, confidentiality, non-competition, non-solicitation, non-disparagement or similar agreement. The Board, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

(k)

“Change in Control” means, unless the applicable Award Agreement provides otherwise, the consummation of any of the following events: (i) an Acquiror acquires ownership of stock of the Company that, together with stock held by such Acquiror, constitutes more than 50% of the total fair market value or total Voting Power of the stock of the Company; (ii) any merger, consolidation or other business combination transaction of the Company with or into an Acquiror; or (iii) an Acquiror acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Acquiror) all or substantially all of the Company’s assets. Notwithstanding anything in this Plan to the contrary, (x) subsections (i) through (iii) shall be interpreted in a manner that is consistent with the Treasury Regulations promulgated pursuant to Section 409A of the Code so that all, and only, such transactions or events that could qualify as a “change in control event” within the meaning of Treasury Regulation §1.409A-3(i)(5)(i) will be deemed to be a Change in Control for purposes of this Plan; provided, however, that such limitation shall only apply to the extent necessary to prevent any tax becoming due under Section 409A of the Code; and (y) a transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company’s incorporation, or to create a holding company that will be owned in substantially the same proportions by the persons who hold the Company’s securities immediately before such transaction. The Board shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

(l)	“Code” means the Internal Revenue Code of 1986, as amended.

(m)

“Committee” means the Compensation Committee of the Board or one or more other committees or subcommittees of the Board appointed by the Board to administer the Plan in accordance with Section 4 hereof and consisting of two (2) or more Directors (or such greater number of Directors as shall constitute the minimum number permitted by Applicable Laws to establish a committee or sub-committee of the Board appointed for such purpose).

(n)	“Ordinary Shares” means the Company’s ordinary shares, Euro 1 par value per share, as adjusted in accordance with Section 9 hereof.

(o)	“Company” means Natuzzi S.p.A., an Italian corporation, and any successor thereto.

(p)

“Continuous Service Status” means the absence of any interruption or termination of service as an Employee or Director (unless otherwise provided for in the applicable Award Agreement). Subject to Applicable Laws, the Administrator shall determine whether any leave of absence shall constitute an interruption of Continuous Service Status; provided, however, that, the Administrator shall not have any such discretion to the extent that the grant of such discretion would cause any tax to become due under Section 409A of the Code. Except as provided herein or in the applicable Award agreement, Continuous Service Status as an Employee or Director shall not be considered interrupted or terminated in the case of a change in the capacity in which the Participant renders service to the Company or an Affiliate or transfers between locations of the Company or between the Company or Affiliates, or their respective successors; provided that if any Award is subject to Section 409A of the Code, this sentence shall only be given effect to the extent consistent with Section 409A of the Code.

(q)	“Delisting” means the delisting of the ADS prior to the Expiration Date, with the effect that the ADS are no longer listed on any recognised stock exchange, nor subject to any other public trading.

(r)	“Director” means a member of the board of directors of the Company or of any Affiliate.

(s)

“Disability” means, unless the applicable Award Agreement provides otherwise, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months. The determination of whether an individual has a Disability shall be made by the Administrator in good faith subject to Applicable Laws.

(t)

“Employee” means any person employed by the Company or any Affiliate, with the status of employment determined pursuant to such factors as are deemed appropriate by the Administrator in its sole discretion, subject to any requirements of the Applicable Laws.

(u)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(v)	“Expiration Date” means May 31, 2028, which is the date following which all outstanding Options shall expire if not exercised.

(w)

“Fair Market Value” means, as of any date, the value of the Ordinary Shares determined as follows: (i) if the Ordinary Shares are listed on any Stock Exchange or traded on any established market, the Fair Market Value of a Share will be, unless otherwise determined by the Administrator, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Ordinary Shares) on the date of determination, as reported in a source the Administrator deems reliable; (ii) unless otherwise provided by the Administrator, if there is no closing sales price for the Ordinary Shares on the date of determination, then the Fair Market Value of a Share will be the closing selling price on the last preceding date for which such quotation exists; (iii) if ADSs are listed on any Stock Exchange or traded on any established market, the Fair Market Value of a Share will be, unless otherwise determined by the Administrator, the closing sales price for ADSs as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the ADSs) on the date of determination, as reported in a source the Administrator deems reliable divided by five (5); (iv) unless otherwise provided by the Administrator, if there is no closing sales price for ADSs on the date of determination, then the Fair Market Value of a Share will be the closing selling price on the last preceding date for which such quotation exists divided by five (5); or (v) in the absence of such markets for the Ordinary Shares or ADSs, the Fair Market Value of a Share will be determined by the Administrator in good faith and in a manner that complies with Section409A of the Code, if applicable.

(x)	“Option” means an option to purchase Ordinary Shares granted pursuant to Section 6 hereof.

(y)	“Optionee” means an Employee or Director who receives an Option.

(z)	“Participant” means each person who is granted an Award under the Plan.

(aa)	“Plan” means this Natuzzi 2022-2026 Stock Option Plan, as amended and/or amended and restated from time to time.

(bb)	“Securities Act” means the Securities Act of 1933, as amended.

(cc)	“Share” means an Ordinary Share, as adjusted in accordance with Section 9 hereof.

(dd)	“Stock Exchange” means any stock exchange or consolidated stock price reporting system on which prices for the Ordinary Shares or the ADSs are quoted at any given time.

(ee)

“Tax Withholding Obligations” means any applicable federal, national, state or local tax withholding obligations, social security contributions, required deductions or other similar obligations that may arise in connection with an Award.

(ff)

“Voting Power” means the total combined voting power of all classes of stock (or, in the case of an entity that is not a corporation, similar equity interests) of the relevant entity determined in a manner consistent with the principles applicable to Section 409A of the Code, to the extent applicable.

3.	Eligibility. All key Employees and Directors, as determined by the Board, are eligible to be Participants under the Plan.

4.	Administration and Delegation.

(a)

General. The Plan shall be administered by the Board. The Board may delegate some or all of its powers under the Plan to a Committee (in the composition required by, or as necessary to meet the requirements of, Applicable Law) or to any Director of the Company in its sole discretion, and such Committee or Director shall have the authority to administer the Plan with respect to the specific duties delegated to it.

(b)

Powers of the Administrator. Subject to the provisions of the Plan and the specific duties delegated by the Board to a Committee or Director pursuant to Section 4(a), the Administrator shall have the authority, in its sole discretion:

(i)	to administer the Plan and to adopt, amend and rescind from time to time rules and regulations for the administration of the Plan;

(ii)	to determine the Fair Market Value; provided that such determination shall be applied consistently with respect to Participants under the Plan;

(iii)	to select the Employees and Directors to whom Awards may from time to time be granted;

(iv)	to determine the number of Shares to be covered by each Award;

(v)	to approve the form(s) of Award Agreement(s) and other related documents used under the Plan;

(vi)

to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder, which terms and conditions include but are not limited to the exercise price, the time or times when Awards may vest and/or be exercised (which may be based on service and/or performance criteria, if any), the circumstances (if any) when vesting will be accelerated or forfeiture restrictions will be waived, and any restriction or limitation regarding any Award (including any blackout);

(vii)

to amend, waive or otherwise adjust the terms and conditions of any outstanding Award, any Award Agreement or any other agreement related to an Award, including any amendment adjusting vesting or exercisability; provided that no such amendment, waiver or adjustment shall be made that would materially and adversely affect the rights of any Participant with respect to such Award without such Participant’s consent; and provided, further, that the Administrator shall not have any such authority to the extent that the grant of such authority would cause any tax to become due under Section 409A of the Code;

(viii)

to (A) extend the term of any Award, including, without limitation, extending the period following a termination of a Participant’s Continuous Service Status during which any such Award may remain outstanding or (B) provide for the accrual of dividends or dividend equivalents with respect to any such Award; provided that the Administrator shall not have any such authority to the extent that the grant of such authority would cause any tax to become due under Section 409A of the Code;

(ix)

to approve addenda pursuant to Section 4(c) hereof or to grant Awards, or to modify the terms of any outstanding Award Agreement or any agreement related to any Option with such terms and conditions as the Administrator deems necessary or appropriate to accommodate differences in local law, tax policy or custom which deviate from the terms and conditions set forth in this Plan to the extent necessary or appropriate to accommodate such differences;

(x)

to modify the terms of any outstanding or future Award in the event that an ADS no longer represents five (5) Shares to provide (a) for a revised number of Shares subject to an Option pursuant to the terms of any Award Agreement, (b) for the modified conversion ratio of ADSs to Shares to be represented in the definitions of “ADS” and “Fair Market Value” hereunder, (c) for new requirements for Option exercise as provided in any Award Agreement to avoid the receipt of fractional ADSs, (d) for a revised exchange rate of Shares to ADSs pursuant to the terms of any Award Agreement and (e) for any additional equitable adjustments it deems necessary in its sole discretion;

(xi)

to construe and interpret the terms of the Plan, any Award Agreement and any agreement related to any Option, which constructions, interpretations and decisions shall be final and binding on all Participants; and

(xii)	to exercise discretion to take or make any and all other actions or determinations which it determines to be necessary or advisable for the administration of the Plan.

(c)

Addenda. The Administrator may approve such addenda to the Plan as it may consider necessary or appropriate for the purpose of granting Awards to Employees or Directors, which may contain such terms and conditions as the Administrator deems necessary or appropriate to accommodate differences in local law, tax policy or custom, and which may deviate from the terms and conditions set forth in this Plan. The terms of any such addenda shall supersede the terms of the Plan to the extent necessary to accommodate such differences but shall not otherwise affect the terms of the Plan as in effect for any other purpose.

(d)

Delegation of Administration of the Plan. The Administrator may delegate the administration of the Plan to one or more officers or employees of the Company, and such delegate administrator(s) may have the authority to execute and distribute Award Agreements, to maintain records relating to Awards, to process or oversee the issuance of Ordinary Shares under Awards, to interpret and administer the terms of Awards and to take such other actions as may be necessary or appropriate for the administration of the Plan and of Awards under the Plan; provided that in no case shall any such delegate administrator be authorized (i) to grant Awards under the Plan, (ii) to take any action inconsistent with Section 409A of the Code or (iii) to take any action inconsistent with Applicable Law. Any action by any such delegate administrator within the scope of its delegation shall be deemed for all purposes to have been taken by the Administrator and, except as otherwise specifically provided, references in this Plan to the Administrator shall include any such delegate administrator.

(e)

Decisions of the Administrator. Decisions of the Administrator shall be final, binding and conclusive on all parties. For the avoidance of doubt, the Administrator may exercise all discretion granted to it under the Plan in a non-uniform manner among Participants and Awards, and the Administrator may take different actions with respect to the vested and unvested portions of an Award.

5.	Stock Available for Awards.

(a)

Available Shares. Subject to adjustment under Section 9, the maximum number of Shares available for the grant of Awards under the Plan is 5,485,304 Shares. Shares issued under the Plan may consist in whole or in part of authorized but unissued Shares, reacquired Shares or treasury Shares, as the Administrator determines in its sole discretion. If an Award should expire or become unexercisable for any reason without having been exercised in full, the unissued Shares that were subject to such Award shall, unless the Plan shall have been terminated, continue to be available under the Plan for issuance pursuant to future Awards. Shares issued under the Plan that are later forfeited to the Company due to the failure to vest (including, without limitation, upon forfeiture in connection with the termination of a Participant’s Continuous Service Status) shall again be available for future grant under the Plan.

6.	Stock Options.

(a)	General. The Administrator may from time to time grant Options on such terms as it shall determine, subject to the terms and conditions set forth in the Plan.

(b)

Term of Option. The term of each Option shall be the term stated in the Award Agreement; provided that the term shall not exceed the Expiration Date or such shorter term as may be provided in the Award Agreement.

(c)

Exercise Price. The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option shall be such price as is determined by the Administrator and set forth in the Award Agreement, but shall be subject to the following:

(i)

the per Share exercise price shall be such price as is determined by the Administrator, provided that, if the per Share exercise price is less than 100% of the Fair Market Value on the date of grant, it shall otherwise comply with all Applicable Laws, including Section 409A of the Code; and

(ii)	notwithstanding the foregoing, Options may be granted (or assumed) with a per Share exercise price other than as required above pursuant to a merger or other corporate transaction.

(d)

Permissible Consideration. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and to the extent required by Applicable Laws shall be determined at the time of grant) and may consist entirely of (1) cash; (2) check; (3) other previously owned Shares that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which the Option is exercised; (4) a Cashless Transaction; (5) such other consideration and method of payment permitted under Applicable Laws; or (6) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company, and the Administrator may, in its sole discretion, refuse to accept a particular form of consideration at the time of any Option exercise.

(e)	Exercise of Options.

(i)

Exercisability. Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator, consistent with the terms of the Plan and reflected in the Award Agreement, including vesting criteria. Any such vesting criteria may be based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, Continuous Service Status), or any other basis determined by the Administrator in its sole discretion. Each Option shall be exercisable in whole or in part. The partial exercise of an Option shall not cause the expiration, termination or cancellation of the remaining portion thereof.

(ii)

Minimum Exercise Requirements. An Option may not be exercised for a fraction of a Share. The Administrator may require that an Option be exercised as to a minimum number of Shares or a minimum aggregate exercise price.

(iii)

Procedures for and Results of Exercise. An Option shall be deemed exercised when written notice (which may be in electronic form) of such exercise has been received by the Company in accordance with the terms of the Award Agreement from the person entitled to exercise the Option and the Company has received full payment for the Shares with respect to which the Option is exercised and the person entitled to exercise the Option has paid, or made arrangements to satisfy, any Tax Withholding Obligations in accordance with Section 7 hereof.

(iv)

Form and Timing of Settlement. Settlement of an exercised Option will be made upon the date(s) or event(s) determined by the Administrator and may be subject to additional conditions, if any, including as required by, or as necessary to meet the requirements of, Applicable Law, each as set forth in the applicable Award Agreement. The Administrator, in its sole discretion, may provide for the settlement of an exercised Option in cash, Shares, or a combination of both in accordance with Section 6(d) hereof, and/or may, in its discretion, provide that settlement of an Option shall be deferred, on a mandatory basis or at the election of the Participant in a manner that complies with Section 409A of the Code; provided that the Administrator shall not have such authority to the extent that the grant of such authority would cause any tax to become due under Section 409A of the Code.

(v)

Rights as Holder of Capital Stock. Until the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a holder of capital stock shall exist with respect to the Shares underlying an Option. No adjustment to the Shares underlying an Option will be made for a dividend or other right for which the record date is prior to the date of issuance of such Shares, except as provided in Section 9 hereof.

(vi)	No Obligation to Exercise. The grant to a Participant of an Option shall impose no obligation upon such Participant to exercise such Option.

(f)

Termination of Continuous Service Status. The Administrator shall establish and set forth in the applicable Award Agreement the terms and conditions upon which an Option shall remain exercisable, if at all, following termination of an Optionee’s Continuous Service Status, which provisions may be waived or modified by the Administrator at any time. To the extent that an Award Agreement does not specify the terms and conditions upon which an Option shall terminate upon termination of an Optionee’s Continuous Service Status, the following provisions shall apply:

(i)

General Provisions. If the Optionee (or other person entitled to exercise the Option) does not exercise the Option to the extent so entitled within the time specified below, the Option shall terminate and the Shares underlying the unexercised portion of the Option shall revert to the Plan. In no event may any Option be exercised after the expiration of the Option term as set forth in the Award Agreement (and subject to Section 6(b) hereof).

(ii)

Termination other than Upon Disability or Death or for Cause. In the event of termination of an Optionee’s Continuous Service Status other than under the circumstances set forth in subsections (iii) through (v) below, such Optionee may exercise any outstanding Option at any time within six (6) months following such termination to the extent the Optionee is vested in such Option. The unvested portion of any outstanding Option held by such Optionee shall immediately terminate upon the termination of the Optionee’s Continuous Service Status.

(iii)

Disability of Optionee. In the event of termination of an Optionee’s Continuous Service Status as a result of his or her Disability, such Optionee may exercise any outstanding Option at any time within six (6) months following such termination to the extent the Optionee is vested in such Option. The unvested portion of any outstanding Option held by such Optionee shall immediately terminate upon the termination of the Optionee’s Continuous Service Status.

(iv)

Death of Optionee. In the event of the death of an Optionee during the period of Continuous Service Status since the date of grant of any outstanding Option, or within thirty (30) days following termination of Optionee’s Continuous Service Status, the Option may be exercised by the Option’s estate, or by a person who acquired the right to exercise the Option by bequest or inheritance, at any time within six (6) months following the date of death or, if earlier, the date the Optionee’s Continuous Service Status terminated, but only to the extent the Optionee is vested in such Option. The unvested portion of any outstanding Option held by such Optionee shall immediately terminate upon the termination of the Optionee’s Continuous Service Status.

(v)

Termination for Cause. In the event of termination of an Optionee’s Continuous Service Status for Cause, any outstanding Option (including any vested portion thereof) held by such Optionee shall immediately terminate in its entirety upon first notification to the Optionee of termination of the Optionee’s Continuous Service Status for Cause.

7.	Taxes.

(a)

As a condition of the grant, vesting and exercise or settlement of an Award, the Participant (or, in the case of the Participant’s death or a permitted transferee, the person holding, exercising or receiving the proceeds of the Award) shall make such arrangements as the Administrator may require for the satisfaction of any Tax Withholding Obligations that may arise in connection with such Award. The Company shall not be required to issue any Shares under the Plan until such obligations are satisfied.

(b)

The Administrator may, in its sole discretion, permit or require a Participant (or, in the case of the Participant’s death or a permitted transferee, the person holding, exercising or receiving the proceeds of the Award) to satisfy all or part of his or her Tax Withholding Obligations by remitting cash to the Company, by Cashless Transaction or by surrendering Shares (either directly or by stock attestation) that he or she previously acquired; provided that, unless specifically permitted by the Administrator (i) any Cashless Transaction must be an approved broker-assisted Cashless Transaction and the Shares withheld in the Cashless Transaction must be limited to avoid financial accounting charges under applicable accounting guidance, and (ii) the use of any surrendered Shares must be limited to avoid financial accounting charges under applicable accounting guidance. Any payment of taxes by surrendering Shares to the Company may be subject to restrictions, including, but not limited to, any restrictions required by rules of the Securities and Exchange Commission. In addition, upon the exercise or settlement of any Award in cash, or the making of any other payment with respect to any Award (other than in Shares), the Company shall have the right to withhold from any payment required to be made pursuant thereto an amount sufficient to satisfy any Tax Withholding Obligations attributable to such exercise, settlement or payment.

(c)

The Company will have no duty or obligation to any Participant to advise such holder as to the tax treatment or time or manner of exercising an Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award.

8.

Non-Transferability of Awards. Unless otherwise determined by the Administrator, Awards may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution. An Option may be exercised, during the lifetime of the holder of the Option, only by such holder or a transferee permitted by this Section 8. Upon the death of a Participant, outstanding Awards granted to such Participant may be exercised only by the executors or administrators of the Participant’s estate, by any person or persons who shall have acquired such right to exercise by will or by the laws of descent and distribution or by another transferee permitted by the Administrator pursuant to this Section 8, it being understood that neither the Administrator nor the Company has an obligation to notify such persons of the existence of the Plan and/or of the outstanding Awards granted to such Participant. No transfer by will, the laws of descent and distribution or otherwise of any Award, or of the right to exercise any Award, shall be effective to bind the Company unless (a) the Administrator shall have been furnished with written notice thereof and with a copy of the will and/or such evidence as the Administrator may deem necessary to establish the validity of the transfer, (b) if the transfer was other than by will or by the laws of descent or distribution, the Administrator has provided its written consent to such transfer, and (c) the Administrator shall have been furnished with an agreement by the transferee to comply with all the terms and conditions of the Award that are or would have been applicable to the Participant, to be bound by the acknowledgements made by the Participant in connection with the grant of the Award and, if the transfer was other than by will or by the laws of descent or distribution, to be bound by any additional conditions the Administrator may, in its sole discretion, impose. For the avoidance of doubt, to the extent an unvested Award is transferred, the Continuous Service Status of the Participant will continue to determine, without limitation, the vesting and exercisability of such Award, to the same extent that the Continuous Service Status of the Participant would have done so had the Participant continued to directly hold such Award.

9.	Adjustments Upon Changes in Capitalization, Merger or Certain Other Transactions.

(a)

Changes in Capitalization. No issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to, or the terms related to, an Award, and no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividends or dividend equivalents, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger or consolidation of the Company or any other corporation. Subject to any action required under Applicable Laws by the holders of capital stock of the Company, (i) the numbers and class (or type) of Shares, units representing Shares, or other stock or securities: (x) available for future Awards under Section 5 hereof and (y) covered by each outstanding Award, and (ii) the price per Share covered by each such outstanding Option, may be proportionately adjusted (or substituted) by the Administrator in the event of a stock split, reverse stock split, combination, consolidation, or reclassification of the Shares, extraordinary dividend of cash or other property, subdivision of the Shares, exchange of the Shares, a reorganization, merger, spin-off, split-up, change in corporate structure, other increase or decrease in the number of Shares or other similar occurrence. Any adjustment by the Administrator pursuant to this Section 9 shall be made in the Administrator’s sole discretion and shall be final, binding and conclusive. If, by reason of a transaction described in this Section 9 or an adjustment pursuant to this Section 9, a Participant’s Award Agreement or agreement related to any Share relating to or underlying an Award covers additional or different shares of stock or securities (or units representing additional or different shares of stock or securities), then such additional or different shares (and the units representing such additional or different shares), and the Award Agreement or agreement related to the Shares underlying an Award, shall be subject to all of the terms, conditions and restrictions which were applicable to the Award or Shares underlying the Award prior to such adjustment.

(b)

Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company, each Award will terminate immediately prior to the consummation of such action, unless otherwise determined by the Administrator.

(c)

Corporate Transactions. In the event of (i) a transfer of all or substantially all of the Company’s assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another corporation, entity or person, or (iii) the consummation of a transaction, or series of related transactions, in which any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of more than 50% of the total Voting Power of the Company (each transaction set forth in clauses (i) through (iii) hereof, a “Corporate Transaction”), each outstanding Award (vested or unvested) will be treated as the Administrator determines, which determination may be made without the consent of any Participant. Such determination, without the consent of any Participant, may provide (without limitation) for one or more of the following in the event of a Corporate Transaction: (A) the continuation of such outstanding Awards by the Company (if the Company is the surviving corporation); (B) the assumption of such outstanding Awards by the surviving corporation or its parent; (C) the substitution by the surviving corporation or its parent of new awards for such Awards; (D) the cancellation of such Awards in exchange for a payment to the Participants equal to the excess (if any) of (1) the Fair Market Value of the Shares subject to such Awards as of the closing date of such Corporate Transaction (which may, for this purpose, be determined by reference to the value, as determined by the Administrator, of the property (including cash) received by the holder of a Share as a result of such Corporate Transaction) over (2) the exercise price or purchase price paid or to be paid for the Shares subject to the Awards (if any); or (E) the cancellation of any outstanding Awards for no consideration.

(d)

Savings Clause. No provision of this Section 9 shall be given effect to the extent that such provision would cause any tax to become due under Section 409A of the Code. Furthermore, no provision of this Section 9 shall be given effect to the extent such provision would result in short-swing profits liability under Section 16 of the Exchange Act or violate the exemptive conditions of Rule 16b-3.

10.

Change in Control and Delisting. The consequences of a Change in Control, or of a voluntary Delisting, if any, with respect to an Award will be set forth in the applicable Award Agreement, provided that the Board may also determine whether any amendments to the Plan are required as a result of the Change in Control or voluntary Delisting. In the event of an involuntary Delisting, all outstanding Options shall be canceled and the Plan shall be terminated.

11.

Time of Granting of Awards. The date of grant of an Award shall, for all purposes, be the date on which the Administrator makes the determination granting such Award, or such other date as is determined by the Administrator.

12.

Amendment and Termination of the Plan. The Board may at any time amend or terminate the Plan, but no amendment or termination (other than an adjustment pursuant to Section 9 hereof or the cancellation of any outstanding Options and the termination of the Plan pursuant to Section 10 hereof) shall be made that would materially and adversely affect the rights of any Participant under any outstanding Award, without his or her consent. The preceding sentence shall not restrict the Administrator’s ability to exercise its discretionary authority hereunder, which discretion may be exercised without amendment to the Plan. No provision of this Section 12 shall be given effect to the extent that such provision would cause any tax to become due under Section 409A of the Code. In addition, to the extent necessary to comply with the Applicable Laws, the Company shall obtain the approval of holders of capital stock with respect to any Plan amendment in such a manner and to such a degree as required.

13.

Recoupment. Notwithstanding anything in the Plan or in any Award Agreement to the contrary, the Company will be entitled to the extent permitted or required by Applicable Law, any Company policy that is or may be adopted and/or the requirements of a Stock Exchange on which the Shares are listed for trading, in each case, as in effect from time to time, to recoup compensation of whatever kind paid by the Company at any time to a Participant under this Plan. No such recoupment of compensation will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement between any Participant and the Company.

14.

Failure to Comply. In addition to the remedies of the Company elsewhere provided for herein, failure by a Participant to comply with any of the terms and conditions of the Plan or any Award Agreement, unless such failure is remedied by such Participant within ten days after having been notified of such failure by the Administrator, shall be grounds for the cancellation and forfeiture of such Award, in whole or in part, as the Administrator, in its sole discretion, may determine.

15.

Conditions Upon Issuance of Shares; Securities Matters. The Company shall be under no obligation to affect the registration pursuant to the Securities Act of 1933, as amended, of any Shares to be issued hereunder or to effect similar compliance under any state, local or non-U.S. laws. Notwithstanding any other provision of the Plan or any Award Agreement, the Company shall not be obligated, and shall have no liability for failure, to issue or deliver any Shares under the Plan unless such issuance or delivery would comply with the Applicable Laws, with such compliance determined by the Company in consultation with its legal counsel. The Administrator may require, as a condition to the issuance of Shares pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations, and that any related certificates representing such Shares bear such legends, as the Administrator, in its sole discretion, deems necessary or desirable. The exercise or settlement of any Award granted hereunder shall only be effective at such time as counsel to the Company shall have determined that the issuance and delivery of Shares pursuant to such exercise or settlement is in compliance with all Applicable Laws. The Company may, in its sole discretion, defer the effectiveness of any exercise or settlement of an Award granted hereunder in order to allow the issuance of Shares pursuant thereto to be made pursuant to registration or an exemption from registration or other methods for compliance available under any federal, state, or local securities laws. The Company shall inform the Participant in writing of its decision to defer the effectiveness of the exercise or settlement of an Award granted hereunder. During the period that the effectiveness of the exercise of an Award has been deferred, the Participant may, by written notice, withdraw such exercise and obtain the refund of any amount paid with respect thereto.

16.	Section 409A.

(a)

Unless otherwise expressly provided for in an Award Agreement, the Plan and each Award Agreement will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A of the Code, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Administrator determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A of the Code, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the Shares are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A of the Code is a “specified employee” for purposes of Section 409A of the Code, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six (6) months following the date of such Participant’s “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule. Each payment provided any Participant in connection with an Award granted hereunder shall be considered a separate payment for purposes of Section 409A of the Code.

(b)

With respect to any Award that constitutes nonqualified deferred compensation within the meaning of Section 409A of the Code, termination of a Participant’s Continuous Service Status shall mean a separation from service within the meaning of Section 409A of the Code, unless the Participant was an Employee immediately prior to such termination and is then contemporaneously retained as a Director pursuant to a written agreement and such agreement provides otherwise. The Continuous Service Status of a Participant shall be deemed to have terminated for all purposes of the Plan if such person is employed by or provides services to Subsidiary and such Subsidiary ceases to be a Subsidiary, unless the Administrator determines otherwise. To the extent permitted by Section 409A of the Code, a Participant who ceases to be an Employee of the Company but continues, or simultaneously commences, services as a Director of the Company shall be deemed to have had a termination of Continuous Service Status for purposes of the Plan.

(c)

Notwithstanding the foregoing, neither the Company nor the Administrator shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A of the Code and neither the Company nor the Administrator will have any liability to any Participant for such tax or penalty.

17.

No Employment Rights. Neither the Plan nor any Award shall confer upon any Employee or Director any right with respect to continuation of an employment or service relationship with the Company (or any Affiliate thereof), nor shall it interfere in any way with (i) such Employee’s or Director’s right or the Company’s (or Affiliate’s) right to terminate his or her employment or service relationship at any time, with or without Cause, or (ii) the Company’s right to increase or decrease the compensation of the Participant from the rate in existence at the time of the grant of an Award. No payment with respect to any Awards under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

18.

No Right to Awards. No person shall have any claim or right to receive an Award hereunder. The Administrator’s granting of an Award to a Participant at any time shall neither require the Administrator to grant an Award to such Participant, or to any other Participant or other person at any time, nor preclude the Administrator from making subsequent grants to such Participant or any other Participant or other person.

19.

Documentation & Forfeiture Events. Each Award shall be evidenced in an Award Agreement. Each Award Agreement may contain terms and conditions in addition to those set forth in the Plan, including, without limitation, restrictions upon the exercise of Awards, as the Board may deem advisable.

20.

Severability. If all or any part of this Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate any portion of this Plan not declared to be unlawful or invalid. Any Section or part of a Section so declared to be unlawful or invalid shall, if possible, be construed in a manner that will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

21.

Governing Law and Jurisdiction. The Plan and the rights of all persons under the Plan shall be construed and administered in accordance with the laws of Italy without regard to its conflict of law principles. Any disputes arising out of, or in connection with, the Plan shall be subject to the sole and exclusive jurisdiction of the courts of Bari, Italy, to the extent permitted by Applicable Laws.

22.

Term of Plan. The Plan shall come into existence upon its adoption by the Company and shall continue in effect until December 31, 2026 unless sooner terminated under Section 12 hereof. No Award shall be granted pursuant to the Plan after such termination date, but Awards theretofore granted may extend beyond that date.